October 31, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the BNY Mellon Dynamic Value ETF a series of BNY MELLON ETF TRUST II, under the Exchange Act of 1934.

Sincerely,

